FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Sodexho Alliance notifies the New York Stock Exchange of its intent to delist its American Depositary Receipts from the New York Stock Exchange and to deregister under the U.S. securities laws.

Item 1

SODEXHO ALLIANCE NOTIFIES THE NEW YORK STOCK EXCHANGE OF ITS
INTENT TO DELIST ITS AMERICAN DEPOSITARY RECEIPTS FROM THE NEW
YORK STOCK EXCHANGE AND TO DEREGISTER UNDER THE U.S.
SECURITIES LAWS

Paris, June 25, 2007 -Sodexho Alliance (Euronext Paris FR0000121220 - SW / NYSE:SDX) originally announced on May 30, 2007 its intention to voluntarily delist its American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE) and voluntarily deregister under the U.S. Securities Exchange Act of 1934. Sodexho announced today that it has formally notified the NYSE of this intention. In its notice, Sodexho has requested that the last day of trading on the NYSE will be July 13, 2007 and that trading of the ADRs will be on an over-the counter (OTC) basis as of July 16, 2007.

SODEXHO ALLIANCE, founded in 1966 by Pierre Bellon, is the leading global provider of Food and Facilities Management services, with more than 332,000 employees on 28,300 sites in 80 countries. For Fiscal 2006, which closed August 31, 2006, SODEXHO ALLIANCE had sales of 12.8 billion euro. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is 8.2 billion euro.

Press contacts:	Investor relations:
William Mengebier	Pierre Bénaich
Tel: + 33 (1) 30 85 74 18 - Fax: +33 (1) 30 85 50 10	Tel: + 33 (1) 30 85 29 39 - Fax: +33 (1) 30 85 50 05
E-mail: william.mengebier@sodexhoalliance.com	E-mail: pierre.benaich@sodexhoalliance.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: June 25, 2007	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer